

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 20, 2008

Ms. Cheryl Messier
Chief Financial Officer
Radius Gold Inc.
355 Burrard Street, Suite 830
Vancouver, British Columbia, Canada V6C 2G8

> **Re: Radius Gold Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **Response letter dated January 11, 2008**
> **File No. 1-32556**

Dear Ms. Messier:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

Engineering comments

Engineering Comments

1.   We note your response to our comment in which your explain the 0.30 grams per tonne gold cutoff was chosen based on continuity as demonstrated by variograms, cross sections and plan maps with acceptable levels of confidence. These are valid reasons for selecting a cutoff grade or preparing a mineral envelope, but the reasonable prospects for economic extraction are not demonstrated, as this

criterion does not affect your resource estimate as the gold price is varied from $10 to $1,000 per ounce. This lack of sensitivity to commodity price gives your resource estimate the appearance of a mineral inventory or a tabulation of mineralization. Your statement regarding a typical heap leach scenario, as documented by your qualified person, should provide the required information in regard to commodity price, operating cost, and metallurgical recovery. In the event your resource estimates do not demonstrate economic viability, please remove them from your filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief